Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three and nine months ended 31 March 2021

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated statement of profit or loss for the three and nine months ended 31 March 2021 and 2020	13
Interim consolidated statement of comprehensive income for the three and nine months ended 31 March 2021 and 2020	14
Interim consolidated balance sheet as of 31 March 2021, 30 June 2020 and 31 March 2020	15
Interim consolidated statement of changes in equity for the nine months ended 31 March 2021, the three months ended 30 June 2020 and the nine months ended 31 March 2020	17
Interim consolidated statement of cash flows for the three and nine months ended 31 March 2021 and 2020	18
Notes to the interim consolidated financial statements	19

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2020, as filed with the Securities and Exchange Commission on 23 October 2020 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 143-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas, General Motors (Chevrolet), Kohler and TeamViewer that want access and exposure to our community of followers and association with our brand.

COVID-19 PANDEMIC

The COVID-19 pandemic and measures to prevent further spread continues to disrupt our businesses. The Old Trafford Stadium, Megastore, Museum and Stadium Tour operations remained closed to visitors throughout the third fiscal quarter. In line with government guidelines, and with a variety of safety measures and protocols in place, including reduced fan capacity, Old Trafford Stadium welcomed back 10,000 supporters for final home match of the season. The Megastore and Museum and Stadium Tour operations have also resumed following the end of the quarter.

Commencement of playing the 2020/21 Premier league fixtures was delayed until 19 September 2020, due to the deferred completion of the 2019/20 season. 2020/21 matches were played over a more condensed period with most of the current season shortfall being played in the third and fourth quarters.

During the third quarter, the first team played in fourteen Premier League home and away matches, compared with nine in the prior year quarter, resulting in an increase in Broadcasting revenues over the prior year quarter. The prior year quarter was further impacted by an estimated Premier League rebate due to broadcasters, following delay and broadcast schedule changes to the 2019/20 season.

Home matches continue to be played behind closed doors. During the third quarter, a total of twelve home matches were played behind closed doors across all competitions, compared with a total eight home matches with fans in attendance during the prior quarter, creating a significant shortfall in Matchday revenues. This largely offsets the increase in Broadcasting revenues, due to the men’s first team’s participation in the UEFA Champions League.

RESULTS OF OPERATIONS

Three months ended 31 March 2021 as compared to the three months ended 31 March 2020

	Three months ended 31 March (in £ millions)		% Change
	2021	2020	2021 over 2020
Revenue	118.3	123.7	(4.4%)
Commercial revenue	58.1	68.6	(15.3%)
Broadcasting revenue	58.6	26.0	125.4%
Matchday revenue	1.6	29.1	(94.5%)
Total operating expenses	(138.5)	(131.8)	5.1%
Employee benefit expenses	(85.2)	(69.5)	22.6%
Other operating expenses	(18.7)	(26.3)	(28.9%)
Depreciation	(3.8)	(3.7)	2.7%
Amortization	(30.8)	(32.3)	(4.6%)
(Loss)/profit on disposal of intangible assets	(1.4)	4.8	-
Net finance costs	(1.4)	(25.3)	(94.5%)
Income tax credit	4.9	5.8	(15.5%)

Revenue

Total revenue for the three months ended 31 March 2021 was £118.3 million, a decrease of £5.4 million, or 4.4%, over the three months ended 31 March 2020, as a result of a decrease in revenue in our commercial and Matchday sectors, partially offset by an increase in revenue in our broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 March 2021 was £58.1 million, a decrease of £10.5 million, or 15.3%, over the three months ended 31 March 2020.

•	Sponsorship revenue for the three months ended 31 March 2021 was £35.8 million, a decrease of £8.9 million, or 19.9%, over the three months ended 31 March 2020, due to COVID-19 related variations and a one-time sponsorship credit in the prior quarter; and
•	Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 March 2021 was £22.3 million, a decrease of £1.6 million, or 6.7%, over the three months ended 31 March 2020, primarily due to the continued closure of the Old Trafford based Megastore.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 March 2021 was £58.6 million, an increase of £32.6 million, or 125.4%, over the three months ended 31 March 2020, due to playing an additional five Premier League home and away games in the quarter. The prior year quarter was further impacted by an estimated Premier League rebate due to broadcasters, following delay and broadcast schedule changes to the 2019/20 season.

Matchday revenue

Matchday revenue for the three months ended 31 March 2021 was £1.6 million, a decrease of £27.5 million, or 94.5%, over the three months ended 31 March 2020, due to all matches being played behind closed doors. Eight home games with fans in attendance were played in the prior year quarter, prior to the postponement of all competitions.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation and amortization) for the three months ended 31 March 2021 were £138.5 million, an increase of £6.7 million, or 5.1%, over the three months ended 31 March 2020.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 March 2021 were £85.2 million, an increase of £15.7 million, or 22.6%, over the three months ended 31 March 2020. This is due to contracted increases in player salaries due to participation in the UEFA Champions League and continued investment in the first team playing squad.

Other operating expenses

Other operating expenses for the three months ended 31 March 2021 were £18.7 million, a decrease of £7.6 million, or 28.9%, over the three months ended 31 March 2020, primarily due to reduced business activity as a result of COVID-19. This includes the impact of all matches being played behind closed doors.

Depreciation

Depreciation for the three months ended 31 March 2021 was £3.8 million, an increase of £0.1 million, or 2.7%, over the three months ended 31 March 2020.

Amortization

Amortization, primarily of registrations, for the three months ended 31 March 2021 was £30.8 million, a decrease of £1.5 million, or 4.6%, over the three months ended 31 March 2020. The unamortized balance of registrations as of 31 March 2021 was £350.0 million.

(Loss)/profit on disposal of intangible assets

Loss on disposal of intangible assets for the three months ended 31 March 2021 was £1.4 million, compared to a profit of £4.8 million for the three months ended 31 March 2020.

Net finance costs

Net finance costs for the three months ended 31 March 2021 were £1.4 million, compared to net finance costs of £25.3 million for the three months ended 31 March 2020. The movement was driven by foreign exchange gains on unhedged USD borrowings in the current year quarter compared to foreign exchange losses on unhedged USD borrowings in the prior year quarter.

Income tax

The income tax credit for the three months ended 31 March 2021 was £4.9 million, compared to a credit of £5.8 million for the three months ended 31 March 2020.

Nine months ended 31 March 2021 as compared to the nine months ended 31 March 2020

	Nine months ended 31 March (in £ millions)		% Change
	2021	2020	2021 over 2020
Revenue	400.1	427.5	(6.4)%
Commercial revenue	180.4	219.6	(17.9)%
Broadcasting revenue	214.9	123.6	73.9%
Matchday revenue	4.8	84.3	(94.3)%
Total operating expenses	(400.6)	(399.4)	0.3%
Employee benefit expenses	(238.8)	(210.6)	13.4%
Other operating expenses	(55.8)	(82.1)	(32.0)%
Depreciation	(11.3)	(11.0)	2.7%
Amortization	(94.7)	(95.7)	(1.0)%
Profit on disposal of intangible assets	0.3	16.1	(98.1)%
Net finance income/(costs)	18.2	(18.5)	-
Income tax expense	(2.6)	(12.4)	(79.0)%

Revenue

Total revenue for the nine months ended 31 March 2021 was £400.1 million, a decrease of £27.4 million, or 6.4%, over the nine months ended 31 March 2020, as a result of a decrease in revenue in our commercial and Matchday sectors, partially offset be an increase in revenue in our broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the nine months ended 31 March 2021 was £180.4 million, a decrease of £39.2 million, or 17.9%, over the nine months ended 31 March 2020.

•	Sponsorship revenue for the nine months ended 31 March 2021 was £110.1 million, a decrease of £33.4 million, or 23.3%, over the nine months ended 31 March 2020, due to no 2020/21 pre-season tour taking place as a result of COVID-19, COVID-19 related variations and a one-time sponsorship credit in the prior year; and
•	Retail, Merchandising, Apparel & Product Licensing revenue for the nine months ended 31 March 2021 was £70.3 million, a decrease of £5.8 million, or 7.6%, over the nine months ended 31 March 2020, due to closure of the Megastore from 5 November 2020 to 2 December 2020 and the entirety of the fiscal third quarter in line with government imposed restrictions and significantly reduced Megastore footfall given matches continue to be played behind closed doors. The Megastore was closed from mid-March in the prior year.

Broadcasting revenue

Broadcasting revenue for the nine months ended 31 March 2021 was £214.9 million, an increase of £91.3 million, or 73.9%, over the nine months ended 31 March 2020, primarily due to participation in the UEFA Champions League in the current year, plus the impact of playing ten more home and away games across all competitions, due to completion of the 2019/20 domestic and UEFA competitions during the current year. The prior year was further impacted by an estimated Premier League rebate due to broadcasters, following delay and broadcast schedule changes to the 2019/20 season.

Matchday revenue

Matchday revenue for the nine months ended 31 March 2021 was £4.8 million, a decrease of £79.5 million, or 94.3%, over the nine months ended 31 March 2020, due to all matches being played behind closed doors. Twenty-three home games were played in the prior year period with fans in attendance, prior to the postponement of all competitions.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, and amortization) for the nine months ended 31 March 2021 were £400.6 million, an increase of £1.2 million, or 0.3%, over the nine months ended 31 March 2020.

Employee benefit expenses

Employee benefit expenses for the nine months ended 31 March 2021 were £238.8 million, an increase of £28.2 million, or 13.4%, over the nine months ended 31 March 2020, primarily due to contracted increases in player salaries as a result of participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the nine months ended 31 March 2021 were £55.8 million, a decrease of £26.3 million, or 32.0%, over the nine months ended 31 March 2020, primarily due to reduced business activity as a result of COVID-19. This includes the impact of no 2020/21 pre-season tour, all matches being played behind closed doors, travel savings and reduced costs related to the fall in activity at the Old Trafford Megastore.

Depreciation

Depreciation for the nine months ended 31 March 2021 was £11.3 million, an increase of £0.3 million, or 2.7%, over the nine months ended 31 March 2020.

Amortization

Amortization, primarily of players’ registrations, for the nine months ended 31 March 2021 was £94.7 million, a decrease of £1.0 million, or 1.0%, over the nine months ended 31 March 2020. The unamortized balance of registrations as of 31 March 2021 was £350.0 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the nine months ended 31 March 2021 was £0.3 million, compared to a profit of £16.1 million for the nine months ended 31 March 2020.

Net finance income/(costs)

Net finance income for the nine months ended 31 March 2021 was £18.2 million, compared to net finance costs of £18.5 million for the nine months ended 31 March 2020, primarily due to unrealized foreign exchange gains on unhedged USD borrowings in the current year compared to unrealized foreign exchange losses on unhedged USD borrowings in the prior year.

Income tax

The income tax expense for the nine months ended 31 March 2021 was £2.6 million, compared to £12.4 million for the nine months ended 31 March 2020.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility, our senior secured notes and outstanding drawdowns under our revolving facilities. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

The ongoing COVID-19 crisis has had a significant impact on cash flows. We expect that the wider impact of COVID-19 on revenue streams and cash flows will vary, but will generally depend on the extent and success of UK and international governmental measures to manage the spread of the disease, the length of time that such measures remain in place, their impact on future consumer behavior and our ability to play football matches. Given the ongoing uncertainty, we have taken several steps to preserve capital and increase liquidity, including closely monitoring the Company’s operating cost base and levels of uncommitted capital expenditures. We believe we are well placed with a strong balance sheet, including cash resources as at 31 March 2021 of £84.7 million. All funds are held as cash and cash equivalents and therefore available on demand. As at 31 March 2021, we also had access to undrawn revolving facilities of £140 million. However, we cannot assure you that our cash generated from operations, cash and cash equivalents or cash available under our revolving facilities will be sufficient to meet our long-term future needs, particularly in light of the ongoing nature of the COVID-19 pandemic and its continuing impact on the global economy and our business. We cannot assure you that we could obtain additional financing on favorable terms or at all, including as a result of changes or volatility in the credit or capital markets, which affect our ability to borrow money or raise capital, including as a result of the impact of the COVID-19 pandemic.

A semi-annual cash dividend on our Class A ordinary shares and Class B ordinary shares of $0.09 per share was paid from our operating cash flows on 7 January 2021. A further semi-annual cash dividend on our Class A ordinary shares and Class B ordinary shares of $0.09 per share will be paid from our operating cash flows on 30 July 2021 to shareholders of record on 12 July 2021. The stock will begin to trade ex-dividend on 9 July 2021. The declaration and payment of any further future dividends will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. As a result of COVID-19, with all matches played behind closed doors, the cash position as at 31 March 2021 has been impacted due to the loss of 2020/21 season Matchday cash receipts. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. As a result of COVID-19, the timing of commercial cash receipts has been impacted. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it is necessary to access additional operating cash, we also have access to cash through our revolving facilities. As of 31 March 2021, we had £60 million outstanding loans under our revolving facilities.

We also maintain a mixture of long-term debt and capacity under our revolving facilities in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facilities during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving facilities to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the nine months ended 31 March 2021 and 2020:

	Nine months ended 31 March (in £ millions)
	2021	2020
Cash flow from operating activities
Cash generated from operations	110.2	15.9
Net interest paid	(18.9)	(17.3)
Tax paid	(3.0)	(1.9)
Net cash inflow/(outflow) from operating activities	88.3	(3.3)
Cash flows from investing activities
Payments for property, plant and equipment	(5.0)	(17.7)
Payments for intangible assets	(126.6)	(211.7)
Proceeds from sale of intangible assets	32.1	25.2
Payments for derivative financial assets	(0.9)	-
Net cash outflow from investing activities	(100.4)	(204.2)
Cash flow from financing activities
Acquisition of treasury shares	-	(3.4)
Repayment of borrowings	-	-
Proceeds from borrowings	60.0	-
Principal elements of lease payments	(1.2)	(1.1)
Dividends paid	(10.7)	(11.3)
Net cash inflow/(outflow) from financing activities	48.1	(15.8)
Net increase/(decrease) in cash and cash equivalents (1)	36.0	(223.3)

(1) Excludes the effects of exchange rate movements on cash and cash equivalents.

Net cash inflow/(outflow) from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other Matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and other commercial revenue. Cash generated from operations for the nine months ended 31 March 2021 was £110.2 million, an increase of £94.3 million from cash generated from operations of £15.9 million for the nine months ended 31 March 2020. This is primarily due to timing of cash receipts on commercial contractual arrangements and the deferral of 2019/20 Broadcasting monies into the current period upon completion of all competitions.

Additional changes in net cash inflow/(outflow) from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. Such swaps have the economic effect of converting a portion of interest from variable rates to a fixed rate. Draw-downs from our revolving facilities are also subject to variable rates of interest. Net cash inflow from operating activities for the nine months ended 31 March 2021 was £88.3 million, an increase of £91.6 million from net cash outflow of £3.3 million for the nine months ended 31 March 2020.

Net cash outflow from investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facilities. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in the expansion of our training facility, the Aon Training Complex.

Net cash outflow from investing activities for the nine months ended 31 March 2021 was £100.4 million, a decrease of £103.8 million from £204.2 million for the nine months ended 31 March 2020.

For the nine months ended 31 March 2021, net capital expenditure on property, plant and equipment was £5.0 million, a decrease of £12.7 million from £17.7 million for the nine months ended 31 March 2020.

For the nine months ended 31 March 2021, net capital expenditure on intangible assets was £94.5 million, a decrease of £92.0 million from £186.5 million for the nine months ended 31 March 2020.

For the nine months ended 31 March 2021, net expenditure on derivative financial assets was £0.9 million, compared to £nil for the nine months ended 31 March 2020.

Net cash inflow/(outflow) from financing activities

Net cash inflow from financing activities for the nine months ended 31 March 2021 was £48.1 million, compared to net cash outflow of £15.8 million for the nine months ended 31 March 2020. This is due to a £60.0 million drawdown on the revolving credit facilities in the current year.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facilities. As part of the security for our senior secured notes, our secured term loan facility and our revolving facilities, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes. As of 31 March 2021 the sterling equivalent of £305.1 million (net of unamortized issue costs of £3.2 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly owned subsidiaries of Manchester United plc.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period (with the flexibility to reduce this to £25 million during the period 31 March 2021 to 30 September 2022 inclusive). We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first-round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as at 31 March 2021.

The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Designated Activity Company as lender. As of 31 March 2021 the sterling equivalent of £160.9 million (net of unamortized issue costs of £2.3 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period (with the flexibility to reduce this to £25 million during the period 31 March 2021 to 30 September 2022 inclusive). We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as at 31 March 2021.

Revolving facilities

Our revolving facilities agreement (the “existing revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £150 million from a syndicate of lenders with Bank of America Merrill Lynch International Designated Activity Company as agent and security trustee. As of 31 March 2021, we had £45 million in outstanding borrowings and £105 million in borrowing capacity under our revolving facilities agreement.

The revolving facilities agreement contains a financial maintenance covenant consistent with the note purchase agreement and secured term loan- facility. The existing revolving facility is scheduled to expire on 4 April 2025. Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility agreement (the “new revolving facility”), dated 14 October 2020, allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £50 million from Santander UK plc as original lender and agent, with Bank of America Merrill Lynch International Designated Activity Company as security trustee. The general covenants under the new revolving facility agreement are consistent with the existing revolving facilities agreement. As of 31 March 2021, we had £15 million in outstanding borrowings and £35 million in borrowing capacity under our revolving facility agreement.

The new revolving facility has a maturity date of 4 July 2025.

Our revolving facilities are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently have any research and development policies in place.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 31 March 2021 is £94.1 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 31 March 2021, we believe receipt of £1.2 million to be probable.

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 March 2021, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 31 March 2021:

	Less than 1 year	1-3 years	3-5 years	More than five years	Total contractual cash flows(1)	Total per consolidated financial statements
	£’000	£’000	£’000	£’000	£’000	£’000
Debt obligations(2)	77,257	33,398	29,233	495,101	634,989	528,209
Lease obligations(3)	1,618	973	253	3,689	6,533	4,645
Purchase obligations(4)	157,391	66,861	2,867	-	227,119	222,191
Total	236,266	101,232	32,353	498,790	868,641	755,045

(1)	Total contractual cash flows reflect contractual non-derivative financial obligations including interest, lease payments on short-term and low value leases, purchase order commitments and capital commitments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)	As of 31 March 2021, we had $425.0 million of our senior secured notes outstanding, $225.0 million of our secured term loan facility outstanding and £60.0 million outstanding loans under our revolving credit facilities.

(3)	We enter into leases in the normal course of business. The future lease obligations would change if we were to enter into additional new leases.

(4)	Purchase obligations include current and non-current obligations related to the acquisition of registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £94.1 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 29.1 to the unaudited interim consolidated financial statements as of and for the three and nine months ended 31 March 2021 included elsewhere in this interim report, as of 31 March 2021, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated statement of profit or loss - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2021 £’000	2020 £’000	2021 £’000	2020 £’000
Revenue from contracts with customers	6	118,286	123,711	400,108	427,537
Operating expenses	7	(138,444)	(131,783)	(400,576)	(399,457)
(Loss)/profit on disposal of intangible assets	8	(1,424)	4,765	259	16,067
Operating (loss)/profit		(21,582)	(3,307)	(209)	44,147
Finance costs		(6,388)	(25,758)	(29,887)	(19,701)
Finance income		4,948	511	48,170	1,274
Net finance (costs)/income	9	(1,440)	(25,247)	18,283	(18,427)
(Loss)/profit before income tax		(23,022)	(28,554)	18,074	25,720
Income tax credit/(expense)	10	4,911	5,701	(2,627)	(12,438)
(Loss)/profit for the period		(18,111)	(22,853)	15,447	13,282

(Loss)/earnings per share during the period:
Basic (loss)/earnings per share (pence)	11	(11.12)	(13.89)	9.48	8.07
Diluted (loss)/earnings per share (pence)(1)	11	(11.12)	(13.89)	9.45	8.06

(1) For the three months ended 31 March 2021 and the three months ended 31 March 2020, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income - unaudited

	Three months ended 31 March		Nine months ended 31 March
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
(Loss)/profit for the period	(18,111)	(22,853)	15,447	13,282
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Movement on hedges	2,581	(9,951)	21,827	(47)
Income tax (expense)/credit relating to movements on hedges	(264)	677	(474)	70
Other comprehensive income/(loss) for the period, net of income tax	2,317	(9,274)	21,353	23
Total comprehensive (loss)/income for the period	(15,794)	(32,127)	36,800	13,305

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

		As of
	Note	31 March 2021 £’000	30 June 2020 £’000	31 March 2020 £’000
ASSETS
Non-current assets
Property, plant and equipment	13	248,985	254,439	254,994
Right-of-use assets	14	4,719	4,559	4,984
Investment property	15	20,623	20,827	24,703
Intangible assets	16	776,587	775,170	784,746
Deferred tax asset	17	61,928	58,362	54,061
Trade receivables	19	26,397	43,694	42,429
Derivative financial instruments	20	651	1,609	1,134
		1,139,890	1,158,660	1,167,051
Current assets
Inventories	18	2,363	2,186	2,403
Prepayments		12,586	6,503	10,868
Contract assets – accrued revenue	6.2	50,279	45,966	42,700
Trade receivables	19	32,127	115,985	41,106
Other receivables		1,483	239	121
Income tax receivable		1,223	1,214	1,223
Derivative financial instruments	20	845	1,174	690
Cash and cash equivalents	21	84,715	51,539	90,251
		185,621	224,806	189,362
Total assets		1,325,511	1,383,466	1,356,413

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet (continued) - unaudited

		As of
	Note	31 March 2021 £’000	30 June 2020 £’000	31 March 2020 £’000
EQUITY AND LIABILITIES
Equity
Share capital	22	53	53	53
Share premium		68,822	68,822	68,822
Treasury shares	23	(21,305)	(21,305)	(3,720)
Merger reserve		249,030	249,030	249,030
Hedging reserve		(11,212)	(32,565)	(35,521)
Retained earnings		94,170	87,197	135,391
Total equity		379,558	351,232	414,055
Non-current liabilities
Deferred tax liabilities	17	25,270	31,337	37,126
Contract liabilities – deferred revenue	6.2	11,279	18,759	25,562
Trade and other payables	24	67,075	51,322	51,980
Borrowings	25	466,030	520,010	517,075
Lease liabilities	14	3,201	3,326	3,416
Derivative financial instruments	20	6,347	9,136	8,538
		579,202	633,890	643,697
Current liabilities
Contract liabilities – deferred revenue	6.2	108,766	171,574	99,240
Trade and other payables	24	180,374	216,093	191,214
Income tax liabilities		13,709	4,005	4,214
Borrowings	25	62,179	5,605	2,302
Lease liabilities	14	1,444	1,067	1,687
Derivative financial instruments	20	279	-	4
		366,751	398,344	298,661
Total equity and liabilities		1,325,511	1,383,466	1,356,413

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Treasury shares £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 30 June 2019	53	68,822	-	249,030	(35,544)	132,841	415,202
Profit for the period	-	-	-	-	-	13,282	13,282
Cash flow hedges	-	-	-	-	(47)	-	(47)
Tax credit relating to movement on hedges	-	-	-	-	70	-	70
Total comprehensive income for the period	-	-	-	-	23	13,282	13,305
Acquisition of treasury shares	-	-	(3,720)	-	-	-	(3,720)
Equity-settled share-based payments	-	-	-	-	-	591	591
Dividends paid	-	-	-	-	-	(11,323)	(11,323)
Balance at 31 March 2020	53	68,822	(3,720)	249,030	(35,521)	135,391	414,055
Loss for the period	-	-	-	-	-	(36,515)	(36,515)
Cash flow hedges	-	-	-	-	2,924	-	2,924
Tax credit relating to movement on hedges	-	-	-	-	32	-	32
Total comprehensive loss for the period	-	-	-	-	2,956	(36,515)	(33,559)
Acquisition of treasury shares	-	-	(17,585)	-	-	-	(17,585)
Equity-settled share-based payments	-	-	-	-	-	227	227
Dividends paid	-	-	-	-	-	(11,906)	(11,906)
Balance at 30 June 2020	53	68,822	(21,305)	249,030	(32,565)	87,197	351,232
Profit for the period	-	-	-	-	-	15,447	15,447
Cash flow hedges	-	-	-	-	21,827	-	21,827
Tax expense relating to movement on hedges	-	-	-	-	(474)	-	(474)
Total comprehensive income for the period	-	-	-	-	21,353	15,447	36,800
Equity-settled share-based payments	-	-	-	-	-	2,244	2,244
Dividends paid	-	-	-	-	-	(10,718)	(10,718)
Balance at 31 March 2021	53	68,822	(21,305)	249,030	(11,212)	94,170	379,558

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2021 £’000	2020 £’000	2021 £’000	2020 £’000
Cash flow from operating activities
Cash generated from operations	26	35,654	34,333	110,164	15,894
Interest paid		(8,678)	(7,944)	(18,862)	(18,450)
Interest received		1	115	2	1,165
Tax received/(paid)		28	(200)	(3,028)	(1,897)
Net cash inflow/(outflow) from operating activities		27,005	26,304	88,276	(3,288)
Cash flow from investing activities
Payments for property, plant and equipment		(1,782)	(4,662)	(4,940)	(17,692)
Payments for intangible assets(1)		(17,785)	(24,419)	(126,560)	(211,730)
Proceeds from sale of intangible assets(1)		9,898	3,225	32,080	25,234
Payments for derivative financial assets		-	-	(939)	-
Net cash outflow from investing activities		(9,669)	(25,856)	(100,359)	(204,188)
Cash flow from financing activities
Acquisition of treasury shares		-	(3,372)	-	(3,372)
Proceeds from borrowings		-	-	60,000	-
Principal elements of lease payments		(411)	(399)	(1,231)	(1,160)
Dividends paid		(10,718)	(11,323)	(10,718)	(11,323)
Net cash (outflow)/inflow from financing activities		(11,129)	(15,094)	48,051	(15,855)
Net increase/(decrease) in cash and cash equivalents		6,207	(14,646)	35,968	(223,331)
Cash and cash equivalents at beginning of period		80,620	100,856	51,539	307,637
Effects of exchange rate movements on cash and cash equivalents		(2,112)	4,041	(2,792)	5,945
Cash and cash equivalents at end of period	21	84,715	90,251	84,715	90,251

(1) Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year and consideration may also include non-cash items. Details of registrations additions and disposals are provided in note 16. Trade payables in relation to the acquisition of registrations at reporting date are provided in note 24. Trade receivables in relation to the disposal of registrations at the reporting date are provided in note 19.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements - unaudited

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the board of directors on 21 June 2021.

2	Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2020, as filed with the Securities and Exchange Commission on 23 October 2020, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Covid-19 Pandemic

Operationally, the impact of the pandemic and measures to prevent further spread continues to disrupt our businesses. The Old Trafford Stadium, Megastore, Museum and Stadium Tour operations remained closed to visitors throughout the third fiscal quarter. In line with government guidelines, and with a variety of safety measures and protocols in place, including reduced fan capacity, Old Trafford Stadium welcomed back 10,000 supporters for final home match of the season. The Megastore and Museum and Stadium Tour operations have also resumed following the end of the quarter.

The deferred completion of the 2019/20 season resulted in ten home and away matches across all 2019/20 competitions being played during the first quarter of the fiscal year 2021. All matches were played behind closed doors.

As a direct result, the 2020/21 Premier League season start was delayed until 19 September 2020, and matches played over a more condensed period with most of the current season shortfall being played in the third and fourth quarters. All matches during the third fiscal quarter were played behind closed doors.

Furthermore, the first team’s pre-season tour was cancelled this summer due to travel restrictions.

The impact of playing matches behind closed doors and the cancellation of the pre-season tour has had a significant impact on our Matchday and Commercial fiscal 2021 revenues. This has been partially offset by increased Broadcasting revenues compared to the prior year, reflecting the impact of the men’s first team’s participation in the UEFA Champions League in the current year as well as the impact of playing the latter stages of the 2019/20 domestic and European competitions at the start of fiscal 2021.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

2	Basis of preparation (continued)

Covid-19 Pandemic (continued)

The significant revenue impact of COVID-19 has been partially offset by reduced other operating expenses, principally in respect of matches played behind closed doors, cancellation of the 2020/21 pre-season tour, reduced travel and reduced costs related to the fall in activity at the Old Trafford Megastore.

Looking forward, the COVID-19 pandemic will continue to impact results. Subsequent to the end of the period, matches continued to be played behind closed doors until the final home match of the season, which saw the return of 10,000 fans to the stadium in line with current government guidelines. An increase in fan capacity will be dependent upon further easing of government restrictions.

Despite the ongoing uncertainty, the Group remains well placed with a strong balance sheet, including cash resources as at 31 March 2021 of £84.7 million. All funds are held as cash and cash equivalents and therefore available on demand. As at 31 March 2021, the Group also has access to undrawn revolving facilities of £140 million.

The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. As at 31 March 2021 the Group also has £60 million outstanding loans under our revolving facilities. The Group’s revolving facilities, secured notes and term loan mature in 2025, 2027 and 2029 respectively. As at 31 March 2021, the Company was in compliance with all debt covenants.

The evolving and uncertain nature of the situation makes it challenging for Management to estimate the future performance of our businesses, particularly over the near to medium term and the impact on our financial and operating results cannot be forecast with certainty at this time.

In light of these inherent uncertainties, Management has considered the potential impact of COVID-19 on the business (and its ability to continue as a going concern) under various scenarios, including:

•	The impact of the stadium operating at a reduced fan capacity for 2021/22 competitions;

•	Potential credit risk associated with accounts receivable and contract asset balances;

•	A delay in the timing of cash inflows generated from broadcasting and commercial revenues; and

•	A combination of the above factors.

As a result of this detailed assessment, including the various scenarios, and with reference to the Group’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Group is able to meet its obligations when they fall due for a period of at least 12 months after the date of this report.  For this reason the Group continue to adopt the going concern basis for preparing the unaudited interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

3	Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2020, except as described below.

Income tax

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations adopted by the Group

•	Phase 2 amendments to IFRS 9, “Financial instruments” for IBOR reform

Phase 2 amendments to IFRS 9, “Financial instruments” for IBOR reform are effective for annual reporting periods beginning on or after 1 January 2021 with earlier application permitted. The Group has applied early adoption the amendments.

There are no other new or amended standards or interpretations that became applicable for the current reporting period that have had a material impact on the Group.

New and amended standards and interpretations issued but not yet adopted

There are no IFRS or IFRS IC standards or interpretations that are not yet effective that would be expected to have a material impact on the Group in the future reporting periods or on foreseeable future transactions.

4	Critical estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be:

•	Estimate of minimum guarantee revenue recognition – see note 5

•	Estimate of fair value and impairment of investment properties – see note 15

•	Estimate of fair value of registrations – see note 16

•	Recognition of deferred tax assets – see note 17

Management does not consider there to be any significant judgements in the preparation of the financial statements.

In preparing these interim consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2020, with the exception of changes in estimates that are required in determining the provision for income taxes.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

5	Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may recognize the most revenue in our fourth fiscal quarter in those years. Additionally, the seasonality we have experienced in our business has been further impacted by the COVID-19 pandemic.

i)	Commercial

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men’s first team undertaking tours. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). Retail revenue is recognized when control of the products has transferred, being at the point of sale to the customer. License revenue in respect of right to access licences is recognized in line with the performance obligations included within the contract, in instances where these remain the same over the duration of the contract, revenue is recognized evenly on a time elapsed (i.e. straight-line) basis. Sales-based royalty revenue is recognized only when the subsequent sale is made.

Significant estimates

A number of sponsorship contracts contain significant estimates in relation to the recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

The Group has a 10-year agreement with adidas which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s first team wins the Premier League, FA Cup or UEFA Champions League, or decrease if the club’s men’s first team fails to participate in the UEFA Champions League for two or more consecutive seasons with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League. Revenue is currently being recognized based on management’s estimate as at 31 March 2021 that the full minimum guarantee amount is the most likely amount that will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

5	Seasonality of revenue (continued)

ii)	Broadcasting

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA. Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied i.e. as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome). Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

iii)	Matchday

Matchday revenue is recognized based on matches played throughout the year with revenue from each match (including season ticket allocated amounts) only being recognized when the performance obligation is satisfied i.e. the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European matchday activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense. As a result of COVID-19, all matches in the current period have been and continue to be played behind closed doors.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6	Revenue from contracts with customers

6.1	Disaggregation of revenue from contracts with customers

The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the on-going development of the Group. Consequently the chief operating decision maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of professional football clubs.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 31 March		Nine months ended 31 March
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
Commercial	58,102	68,582	180,416	219,637
Broadcasting	58,577	25,975	214,879	123,548
Matchday	1,607	29,154	4,813	84,352
	118,286	123,711	400,108	427,537

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

6.2	Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current contract assets – accrued revenue £’000
At 1 July 2019	39,532
Recognized in revenue during the period	39,959
Cash received/amounts invoiced during the period	(36,791)
At 31 March 2020	42,700
Recognized in revenue during the period	26,365
Cash received/amounts invoiced during the period	(23,099)
At 30 June 2020	45,966
Recognized in revenue during the period	48,073
Cash received/amounts invoiced during the period	(43,760)
At 31 March 2021	50,279

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6	Revenue from contracts with customers (continued)

6.2	Assets and liabilities related to contracts with customers (continued)

A contract asset (accrued revenue) is recognized if Commercial, Broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

The Group considered the current and expected future economic impact surrounding the COVID-19 pandemic and determined that there was no material impact on impairment of contract assets.

Details of movements on liabilities related to contracts with customers are as follows:

	Current contract liabilities – deferred revenue £’000	Non-current contract liabilities – deferred revenue £’000	Total contract liabilities – deferred revenue £’000
At 1 July 2019	(190,146)	(33,354)	(223,500)
Recognized in revenue during the period	172,152	-	172,152
Cash received/amounts invoiced during the period	(68,851)	(4,603)	(73,454)
Reclassified to current during the period	(12,395)	12,395	-
At 31 March 2020	(99,240)	(25,562)	(124,802)
Recognized in revenue during the period	46,935	-	46,935
Cash received/amounts invoiced during the period	(112,466)	-	(112,466)
Reclassified to current during the period	(6,803)	6,803	-
At 30 June 2020	(171,574)	(18,759)	(190,333)
Recognized in revenue during the period	112,316	-	112,316
Cash received/amounts invoiced during the period	(42,028)	-	(42,028)
Reclassified to current during the period	(7,480)	7,480	-
At 31 March 2020	(108,766)	(11,279)	(120,045)

Commercial, broadcasting and Matchday consideration which is received in advance of the performance obligation being satisfied is treated as a contract liability (deferred revenue). The deferred revenue is then recognized as revenue when the performance obligation is satisfied. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then recognized as revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

7	Operating expenses

	Three months ended 31 March		Nine months ended 31 March
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
Employee benefit expenses	(85,193)	(69,451)	(238,850)	(210,626)
Depreciation - property, plant and equipment (note 13)	(3,301)	(3,171)	(9,767)	(9,444)
Depreciation – right-of-use assets (note 14)	(425)	(423)	(1,273)	(1,231)
Depreciation - investment property (note 15)	(69)	(89)	(204)	(276)
Amortization (note 16)	(30,728)	(32,346)	(94,730)	(95,790)
Other operating expenses	(18,728)	(26,303)	(55,752)	(82,090)
	(138,444)	(131,783)	(400,576)	(399,457)

8	(Loss)/profit on disposal of intangible assets

	Three months ended 31 March		Nine months ended 31 March
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
(Loss)/profit on disposal of registrations	(2,171)	3,949	(924)	14,163
Player loan income	747	816	1,183	1,904
	(1,424)	4,765	259	16,067

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

9	Net finance (costs)/income

	Three months ended 31 March		Nine months ended 31 March
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
Interest payable on bank loans and overdrafts	(465)	(282)	(1,265)	(865)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(4,508)	(4,754)	(12,771)	(14,209)
Interest payable on lease liabilities (note 14)	(27)	(33)	(81)	(101)
Amortization of issue costs on secured term loan facility and senior secured notes	(152)	(139)	(446)	(430)
Foreign exchange losses on retranslation of unhedged US dollar borrowings	-	(19,664)	-	(2,590)
Unwinding of discount relating to registrations	-	(179)	(332)	(1,348)
Reclassified from hedging reserve (1)	-	-	(14,631)	-
Hedge ineffectiveness on cash flow hedges	(823)	(707)	-	(119)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	-	-	(95)	(39)
Foreign currency options	(413)	-	(266)	-
Total finance costs	(6,388)	(25,758)	(29,887)	(19,701)
Interest receivable on short-term bank deposits	1	204	2	1,274
Foreign exchange gains on retranslation of unhedged US dollar borrowings (2)	4,120	-	46,955	-
Unwinding of discount relating to registrations	123	-	-	-
Hedge ineffectiveness on cash flow hedges	-	-	1,213	-
Reclassified from hedging reserve	206	-	-	-
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	498	307	-	-
Total finance income	4,948	511	48,170	1,274
Net finance (costs)/income	(1,440)	(25,247)	18,283	(18,427)

(1) Foreign exchange losses immediately reclassified from the hedging reserve for hedged future revenues no longer meeting the hedge accounting criteria due to a change in denomination of the contract currency.

(2)  Unrealized foreign exchange gains on unhedged USD borrowings due to a favourable swing in foreign exchange rates.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

10	Income tax credit/(expense)

	Three months ended 31 March		Nine months ended 31 March
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
Current tax
Current tax on loss/profit for the period	(1,119)	5,750	(9,140)	(923)
Foreign tax	25	(151)	(976)	(806)
Adjustment in respect of previous years	-	409	(562)	377
Total current tax (expense)/credit	(1,094)	6,008	(10,678)	(1,352)
Deferred tax
Origination and reversal of temporary differences	8,023	5,109	21,272	(1,674)
Re-measurement of US deferred tax asset	(2,228)	(4,628)	(13,431)	(8,624)
Adjustment in respect of previous years	210	(788)	210	(788)
Total deferred tax credit/(expense)	6,005	(307)	8,051	(11,086)
Total income tax credit/(expense)	4,911	5,701	(2,627)	(12,438)

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2021 is -24.76% (30 June 2020: 12.24%). The tax expense for the nine months ended 31 March 2021 includes one off items of £7.1 million (31 March 2020: £9.3 million) which are not reflected in the estimated weighted average annual tax rate. These mainly relate to the re-measurement of the US deferred tax asset, irrecoverable foreign tax credits created in the year, foreign exchange rate movements on USD denominated tax basis and foreign exchange gains arising on USD debt which are not subject to US tax.

In addition to the amounts recognized in the statement of profit or loss, the following amounts relating to tax have been recognized in other comprehensive income:

	Three months ended 31 March		Nine months ended 31 March
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
Current tax	18	(469)	(2,056)	(1,401)
Deferred tax (note 17)	(282)	1,146	1,582	1,471
Total income tax (expense)/credit recognized in other comprehensive income	(264)	677	(474)	70

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

11	(Loss)/earnings per share

	Three months ended 31 March		Nine months ended 31 March
	2021	2020	2021	2020
(Loss)/profit for the period (£’000)	(18,111)	(22,853)	15,447	13,282
Basic (loss)/earnings per share (pence)	(11.12)	(13.89)	9.48	8.07
Diluted (loss)/earnings per share (pence) (1)	(11.12)	(13.89)	9.45	8.06

(i)	Basic (loss)/earnings per share

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period.

(ii)	Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year, or, if later, the date of issue of the potential ordinary shares.

(iii)	Weighted average number of shares used as the denominator

	Three months ended 31 March		Nine months ended 31 March
	2021 Number ‘000	2020 Number ‘000	2021 Number ‘000	2020 Number ‘000
Class A ordinary shares	41,624	40,573	40,951	40,573
Class B ordinary shares	122,998	124,000	123,671	124,000
Treasury shares	(1,683)	(29)	(1,683)	(10)
Weighted average number of ordinary shares used as the denominator in calculating basic (loss)/earnings per share	162,939	164,544	162,939	164,563
Adjustment for calculation of diluted (loss)/earnings per share assumed conversion into Class A ordinary shares(1)	-	-	461	183
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share(1)	162,939	164,544	163,400	164,746

(1)	For the three months ended 31 March 2021 and the three months ended 31 March 2020, potential ordinary shares of 464,000 and 190,000 respectively are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce their loss per share, and hence have been excluded.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

12	Dividends

Dividends paid in the nine months ended 31 March 2021 amounted to $14,665,000 ($0.09 per share), the pounds sterling equivalent of which was £10,718,000. Dividends paid in the nine months ended 31 March 2020 amounted to $14,812,000 ($0.09 per share), the pounds sterling equivalent of which was £11,323,000.

13	Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
At 1 July 2020
Cost	270,900	38,222	79,741	388,863
Accumulated depreciation	(56,435)	(32,461)	(45,528)	(134,424)
Net book amount	214,465	5,761	34,213	254,439
Nine months ended 31 March 2021
Opening net book amount	214,465	5,761	34,213	254,439
Additions	501	2,381	1,431	4,313
Transfers	7,366	-	(7,366)	-
Depreciation charge	(2,588)	(2,604)	(4,575)	(9,767)
Closing net book amount	219,744	5,538	23,703	248,985
At 31 March 2021
Cost	278,767	38,039	73,164	389,970
Accumulated depreciation	(59,023)	(32,501)	(49,461)	(140,985)
Net book amount	219,744	5,538	23,703	248,985

At 1 July 2019
Cost	268,981	34,845	64,806	368,632
Accumulated depreciation	(53,155)	(29,688)	(39,757)	(122,600)
Net book amount	215,826	5,157	25,049	246,032
Nine months ended 31 March 2020
Opening net book amount	215,826	5,157	25,049	246,032
Additions	92	1,723	16,591	18,406
Depreciation charge	(2,447)	(1,896)	(5,101)	(9,444)
Closing net book amount	213,471	4,984	36,539	254,994
At 31 March 2020
Cost	269,073	36,568	81,397	387,038
Accumulated depreciation	(55,602)	(31,584)	(44,858)	(132,044)
Net book amount	213,471	4,984	36,539	254,994

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

14	Leases

(i)	Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	31 March 2021 £’000	30 June 2020 £’000	31 March 2020 £’000
Property	4,389	4,290	4,673
Plant and machinery	330	269	311
Total	4,719	4,559	4,984

Additions to right-of-use assets for the nine months ended 31 March 2021 amounted £1,433,000 (year ended 30 June 2020: £239,000; nine months ended 31 March 2020: £239,000).

Lease liabilities:

	31 March 2021 £’000	30 June 2020 £’000	31 March 2020 £’000
Current	1,444	1,067	1,687
Non-current	3,201	3,326	3,416
Total lease liabilities	4,645	4,393	5,103

The following table provides an analysis of the movements in lease liabilities:

£’000
At 1 July 2019	5,976
Cash flows	(1,213)
Acquisition	239
Accretion expense	101
At 31 March 2020	5,103
Cash flows	(739)
Accretion expense	29
At 30 June 2020	4,393
Cash flows	(1,262)
Acquisition	1,433
Accretion expense	81
At 31 March 2021	4,645

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

14            Leases (continued)

(ii)           Amounts recognized in the consolidated statement of profit or loss:

	31 March 2021 £’000	31 March 2020 £’000
Depreciation charge of right-of-use assets
Property	(1,149)	(1,147)
Plant and machinery	(124)	(84)
	(1,273)	(1,231)
Interest expense (included in finance cost)	(81)	(101)
Expense relating to short-term leases (included in operating expenses)	(368)	(406)
Expense relating to low value leases (included in operating expenses)	(31)	(20)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15            Investment property

Total £’000
At 1 July 2020
Cost	32,193
Accumulated depreciation and impairment	(11,366)
Net book amount	20,827
Nine months ended 31 March 2021
Opening net book amount	20,827
Depreciation charge	(204)
Closing net book amount	20,623
At 31 March 2021
Cost	32,193
Accumulated depreciation and impairment	(11,570)
Net book amount	20,623

At 1 July 2019
Cost	32,193
Accumulated depreciation and impairment	(7,214)
Net book amount	24,979
Nine months ended 31 March 2020
Opening net book amount	24,979
Depreciation charge	(276)
Closing net book amount	24,703
At 31 March 2020
Cost	32,193
Accumulated depreciation and impairment	(7,490)
Net book amount	24,703

Significant estimates – fair value and impairment of investment properties

Investment properties were externally valued as of 30 June 2020 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2020 was £23,065,000. The external valuers noted that the outbreak of COVID-19 has impacted global financial markets. Given the unknown future impact that COVID-19 might have on the real estate market, the external valuers recommend that the Group keep the valuation of these properties under frequent review.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15        Investment property (continued)

Significant estimates – fair value and impairment of investment properties (continued)

As at the valuation date, they consider that they can attach less weight to previous market evidence for comparison purposes, to inform opinions of value. Indeed, the current response to COVID-19 means they are faced with an unprecedented set of circumstances on which to base a judgment. Market activity is being impacted within the out-of-town retail market and valuations are therefore reported on the basis of “material valuation uncertainty” as per VPS 3 and VPGA 10 of the RICS Red Book Global. Consequently, less certainty, and a higher degree of caution, should be attached to the valuations within these sectors of the market than would normally be the case.

For the avoidance of doubt, the inclusion of the “material valuation uncertainty” declaration above does not mean that the valuations cannot be relied upon. Rather the phrase is used in order to be clear and transparent that, in the current extraordinary circumstances, less certainty, and a higher degree of caution, can be attached to the valuation than would otherwise be the case.

Based upon the carrying value of investment properties and the inputs used in the external valuation, management does not expect any further material impairment to investment properties in the next twelve months. Management has considered the carrying amount of investment property as of 31 March 2021 and concluded that, as there are no indicators of impairment, an impairment test is not required.

Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16        Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2020
Cost	421,453	831,275	14,797	1,267,525
Accumulated amortization	-	(484,403)	(7,952)	(492,355)
Net book amount	421,453	346,872	6,845	775,170
Nine months ended 31 March 2021
Opening net book amount	421,453	346,872	6,845	775,170
Additions	-	108,681	1,597	110,278
Disposals	-	(14,131)	-	(14,131)
Amortization charge	-	(91,471)	(3,259)	(94,730)
Closing book amount	421,453	349,951	5,183	776,587
At 31 March 2021
Cost	421,453	871,022	15,941	1,308,416
Accumulated amortization	-	(521,071)	(10,758)	(531,829)
Net book amount	421,453	349,951	5,183	776,587

At 1 July 2019
Cost	421,453	772,328	13,964	1,207,745
Accumulated amortization	-	(433,566)	(5,322)	(438,888)
Net book amount	421,453	338,762	8,642	768,857
Nine months ended 31 March 2020
Opening net book amount	421,453	338,762	8,642	768,857
Additions	-	161,859	1,883	163,742
Disposals	-	(52,063)	-	(52,063)
Amortization charge	-	(92,201)	(3,589)	(95,790)
Closing net book amount	421,453	356,357	6,936	784,746
At 31 March 2020
Cost	421,453	811,664	14,482	1,247,599
Accumulated amortization	-	(455,307)	(7,546)	(462,853)
Net book amount	421,453	356,357	6,936	784,746

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16 Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 1.0% (2020: 1.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 7.9% (2020: 7.5%) for each period, the assumption of the stadium operating at reduced fan capacity for 2021/22 competitions, and certain assumptions around progression in domestic and European cup competitions, notably the Champions League.

Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

•	increase the discount rate by 1% (post-tax);
•	more prudent assumptions around the impact of COVID-19 including the impact of the stadium operating at a further reduced fan capacity for 2021/22 season matches; and
•	more prudent assumptions around qualification for European competitions.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Significant estimates – fair value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of the fair value of any contingent consideration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 31 March 2021 is disclosed in note 29.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 31 March 2021 was £2,098,000 and £1,841,000 respectively (31 March 2020: £2,098,000 and £1,249,000 respectively).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

17        Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	31 March 2021 £’000	30 June 2020 £’000	31 March 2020 £’000
US deferred tax assets	(61,928)	(58,362)	(54,061)
UK deferred tax liabilities	25,270	31,337	37,126
Net deferred tax asset	(36,658)	(27,025)	(16,935)

The movements in the net deferred tax asset are as follows:

	31 March 2021 £’000	30 June 2020 £’000	31 March 2020 £’000
At the beginning of the period	(27,025)	(26,550)	(26,550)
(Credited)/expensed to the statement of profit or loss (note 10)	(8,051)	1,426	11,086
Credited to other comprehensive income (note 10)	(1,582)	(1,901)	(1,471)
At the end of the period	(36,658)	(27,025)	(16,935)

The UK budget presented in March 21 announced a change in the UK corporation tax rate from 19% to 25% (from April 2023) and amendments to the anti-hybrid legislation. These changes were not substantively enacted by 31 March 2021 and are therefore not reflected in the financial statements. The impact of the changes as at 31 March on the year to date total tax charge would be to reduce it from a charge of £2.6m to a credit of £0.3m (reduction in current tax of £2m and an increase in the deferred tax credit of £0.9m).

Following the inauguration of the new President in the US, the Biden administration have proposed various changes to the US federal tax regime. The most significant impact on the financial statements is expected to be the proposal to increase the US tax rate from 21% to 28%. These changes may impact the recovery of the US deferred tax asset, however, as they are only proposals at this stage the impact has not been quantified.

Significant estimates – recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

At 31 March 2021 there is an unrecognized US deferred tax asset of £34,757,000 (31 March 2020: £26,224,000) in respect of foreign tax credits in the US. At 31 March 2021, the Group had no unrecognized UK deferred tax assets (31 March 2020: £nil).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

18        Inventories

	31 March 2021 £’000	30 June 2020 £’000	31 March 2020 £’000
Finished goods	2,363	2,186	2,403

The cost of inventories recognized as an expense and included in operating expenses for the nine months ended 31 March 2021 amounted to £4,043,000 (year ended 30 June 2020: £6,433,000; nine months ended 31 March 2020: £6,243,000).

19        Trade receivables

	31 March 2021 £’000	30 June 2020 £’000	31 March 2020 £’000
Trade receivables	71,179	172,829	93,985
Less: provision for impairment of trade receivables	(12,655)	(13,150)	(10,450)
Net trade receivables	58,524	159,679	83,535
Less: non-current portion
Trade receivables	26,397	43,694	42,429
Current trade receivables	32,127	115,985	41,106

Net trade receivables include transfer fees receivable from other football clubs of £50,107,000 (30 June 2020: £57,726,000; 31 March 2020: £58,462,000) of which £26,397,000 (30 June 2020: £43,694,000; 31 March 2020: £42,429,000) is receivable after more than one year. Net trade receivables also include £2,473,000 (30 June 2020: £91,968,000; 31 March 2020: £17,385,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities - deferred revenue.

The fair value of net trade receivables as at 31 March 2021 was £60,389,000 (30 June 2020: £161,797,000; 31 March 2020: £86,041,000) before discounting of cash flows.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

20	Derivative financial instruments

	31 March 2021		30 June 2020		31 March 2020
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Used for hedging:
Interest rate swaps	-	(5,557)	-	(9,136)	-	(8,538)
Forward foreign exchange contracts	-	(19)	223	-	110	(4)
At fair value through profit or loss:
Embedded foreign exchange derivatives	822	(865)	150	-	205	-
Forward foreign exchange contracts	-	(185)	2,410	-	1,509	-
Foreign currency options	674	-	-	-	-	-
	1,496	(6,626)	2,783	(9,136)	1,824	(8,542)
Less non-current portion:
Used for hedging:
Interest rate swaps	-	(5,557)	-	(9,136)	-	(8,538)
Forward foreign exchange contracts	-	-	-	-	31	-
At fair value through profit or loss:
Embedded foreign exchange derivatives	651	(666)	54	-	127	-
Forward foreign exchange contracts	-	(124)	1,555	-	976	-
Non-current derivative financial instruments	651	(6,347)	1,609	(9,136)	1,134	(8,538)
Current derivative financial instruments	845	(279)	1,174	-	690	(4)

Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

•	Level 1 – the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.

•	Level 2 - the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3 – if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

All of the financial instruments detailed above are included in level 2.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

21	Cash and cash equivalents

	31 March 2021 £’000	30 June 2020 £’000	31 March 2020 £’000
Cash at bank and in hand	84,715	51,539	90,251

Cash and cash equivalents for the purposes of the interim consolidated statement of cash flows are as above.

22	Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2019	164,571	53
Employee share-based compensation awards – issue of shares	2	-
At 31 March 2020	164,573	53
Employee share-based compensation awards – issue of shares	49	-
At 30 June 2020	164,622	53
Employee share-based compensation awards – issue of shares	-	-
At 31 March 2021	164,622	53

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 31 March 2021, the Company’s issued share capital comprised 44,914,476 Class A ordinary shares and 119,707,613 Class B ordinary shares. During the three months ended 31 March 2021, 4,292,387 Class B ordinary shares were converted into an equivalent number of Class A ordinary shares.

1,682,896 Class A ordinary shares are currently held in treasury. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See note 23.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

23	Treasury shares

	Number of shares (thousands)	£’000
At 1 July 2019	-	-
Acquisition of shares	(312)	(3,720)
At 31 March 2020	(312)	(3,720)
Acquisition of shares	(1,371)	(17,585)
At 30 June 2020	(1,683)	(21,305)
Acquisition of shares	-	-
At 31 March 2021	(1,683)	(21,305)

24	Trade and other payables

	31 March 2021 £’000	30 June 2020 £’000	31 March 2020 £’000
Trade payables	148,313	155,983	141,225
Other payables	12,520	8,526	11,474
Accrued expenses	61,358	70,638	73,322
Social security and other taxes	25,258	32,268	17,173
	247,449	267,415	243,194
Less: non-current portion
Trade payables	66,205	50,065	50,600
Other payables	870	1,257	1,380
Non-current trade and other payables	67,075	51,322	51,980
Current trade and other payables	180,374	216,093	191,214

Trade payables include transfer fees and other associated costs in relation to the acquisition of registrations of £138,891,000 (30 June 2020: £149,134,000; 31 March 2020: £134,522,000) of which £66,205,000 (30 June 2020: £50,065,000; 31 March 2020: £50,600,000) is due after more than one year. Of the amount due after more than one year, £40,868,000 (30 June 2020: £26,396,000; 31 March 2020: £26,709,000) is expected to be paid between 1 and 2 years, and the balance of £25,337,000 (30 June 2020: £23,669,000; 31 March 2020: £23,891,000) is expected to be paid between 2 and 5 years.

The fair value of trade payables as at 31 March 2021 was £151,502,000 (30 June 2020: £158,464,000; 31 March 2020: £144,253,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying value.

The UK government has made available a range of business support measures during COVID-19. The Group has benefited directly from government assistance in the form of payment deferrals for VAT. The quarterly VAT payments for the periods ended 29 February 2020 and 31 May 2020, originally due 31 March 2020 and 30 June 2020 respectively, were deferred, with the payment due being spread over monthly instalments from March 2021 to January 2022. The amount deferred as at 31 March 2021 is £14,236,000.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

25	Borrowings

	31 March	30 June	31 March
	2021	2020	2020
	£’000	£’000	£’000
Senior secured notes	305,116	340,417	338,497
Secured term loan facility	160,914	179,593	178,578
Revolving credit facilities	60,000	-	-
Accrued interest on senior secured notes and revolving credit facilities	2,179	5,605	2,302
	528,209	525,615	519,377
Less: non-current portion
Senior secured notes	305,116	340,417	338,497
Secured term loan facility	160,914	179,593	178,578
Non-current borrowings	466,030	520,010	517,075
Current borrowings	62,179	5,605	2,302

The senior secured notes of £305,116,000 (30 June 2020: £340,417,000; 31 March 2020: £338,497,000) is stated net of unamortized issue costs amounting to £3,167,000 (30 June 2020: £3,044,000; 31 March 2020: £3,142,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2020: $425,000,000; 31 March 2020: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

The senior secured notes were issued by our wholly-owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility of £160,914,000 (30 June 2020: £179,593,000; 31 March 2020: £178,578,000) is stated net of unamortized issue costs amounting to £2,296,000 (30 June 2020: £2,241,000; 31 March 2020: £2,291,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2020: $225,000,000; 31 March 2020: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

25	Borrowings (continued)

The Group also has £60,000,000 in outstanding borrowings and £140,000,000 in borrowing capacity under our revolving facilities. The facilities terminate in 2025.

The Group has complied with all covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2021 and 2020 reporting period.

26	Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
(Loss)/profit before income tax	(23,022)	(28,554)	18,074	25,720
Adjustments for:
Depreciation	3,795	3,683	11,244	10,951
Amortization	30,728	32,346	94,730	95,790
Loss/(profit) on disposal of intangible assets	1,424	(4,765)	(259)	(16,067)
Net finance costs/(income)	1,440	25,247	(18,283)	18,427
Non-cash employee benefit expense - equity-settled share-based payments	491	226	2,244	591
Foreign exchange (gains)/losses on operating activities	(405)	(640)	769	(926)
Reclassified from hedging reserve	588	3,177	176	8,988
Changes in working capital:
Inventories	429	132	(177)	(273)
Prepayments	4,600	2,343	(5,308)	2,162
Contract assets – accrued revenue	15,516	35,398	(4,313)	(3,168)
Trade receivables	26,560	(14,475)	89,816	(5,971)
Other receivables	(1,112)	493	(1,244)	1,067
Contract liabilities – deferred revenue	(31,174)	(42,380)	(70,288)	(98,698)
Trade and other payables	5,796	22,102	(7,017)	(22,699)
Cash generated from operations	35,654	34,333	110,164	15,894

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

27	Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme, with 92 participating employers, and where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2017 where the total deficit on the ongoing valuation basis was £30.4 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £506,000 per annum and this amount will increase by 5% per annum from September 2021. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 31 October 2023.

As of 31 March 2021, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,380,000. This amounts to £510,000 (30 June 2020: £488,000; 31 March 2020: £481,000) due within one year and £870,000 (30 June 2020: £1,257,000; 31 March 2020: £1,380,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the statement of profit or loss in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

28	Financial risk management

28.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2020, as filed with the Securities and Exchange Commission on 23 October 2020, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies except as described below.

Cash flow risk

Foreign exchange gains or losses arising on re-translation of our unhedged US dollar borrowings are recognized in the statement of profit or loss immediately and are subject to UK Corporation tax. From time to time, we may use foreign currency options to manage the unfavourable impact foreign exchange volatility may have on our cash flows.

28.2	Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between April 2021 to June 2025. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance costs). The table below details the net borrowings being hedged at the balance sheet date:

	31 March 2021 $’000	30 June 2020 $’000	31 March 2020 $’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(27,980)	(3,025)	(30,058)
Net USD debt	622,020	646,975	619,942
Hedged future USD revenues (1)	(56,085)	(177,524)	(168,787)
Unhedged USD borrowings	565,935	469,451	451,155
Closing USD exchange rate ($: £)	1.3786	1.2374	1.2440

(1) The hedged future revenues as at 30 June 2020 and 31 March 2020 include a forecast transaction to which hedge accounting was applied, which no longer meets the hedge accounting criteria due to a change in denomination of the contract currency.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

28	Financial risk management (continued)

28.2	Hedging activities (continued)

The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. net finance costs), as the underlying interest payments, which given the term of the swap will be between April 2021 to June 2024. The following table details the interest rate swaps at the reporting date that are used to hedge borrowings:

	31 March 2021	30 June 2020	31 March 2020
Principal value of loan outstanding ($‘000)	150,000	150,000	150,000
Rate received	1 month $ LIBOR	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 31 March 2021 the fair value of the above interest rate swaps was a liability of £5,557,000 (30 June 2020: liability of £9,136,000; 31 March 2020: liability of £8,538,000).

The Group also seeks to hedge the majority of the foreign exchange risk on revenue arising as a result of participation in UEFA club competitions, either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the foreign exchange risk on other contracted future foreign exchange expenses using available foreign exchange cash balances and forward foreign exchange contracts.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

29	Contingent liabilities and contingent assets

29.1	Contingent liabilities

The Group had contingent liabilities at 31 March 2021 in respect of:

(i)	Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £94,078,000 (30 June 2020: £79,021,000; 31 March 2020: £86,833,000). No material adjustment was required to the amounts included in the cost of registrations during the period (2020: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2020: no material impact). As of 31 March 2021, the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/team success/new contract	42,483	8,024	50,507
International appearances	11,113	45	11,158
Other	31,874	539	32,413
	85,470	8,608	94,078

(ii)	Tax matters

We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players' representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The information usually required by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, is not disclosed on the grounds that it is not practicable to be disclosed.

29.2	Contingent assets

(i)	Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 31 March 2021, the amount of such receipt considered to be probable was £1,246,000 (30 June 2020: £4,026,000; 31 March 2020: £2,624,000).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30	Commitments

30.1	Capital commitments

As at 31 March 2021, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £502,000 (30 June 2020: £972,000; 31 March 2019: £4,708,000) and to other intangible assets amounting to £714,000 (30 June 2020: £405,000; 31 March 2020: £1,575,000). These amounts are not recognized as liabilities.

31	Related party transactions

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 5.35% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 96.70% of the voting power of our outstanding capital stock.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

32	Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of 31 March 2021:

Subsidiaries	Principal activity	% of ownership interest
Red Football Finance Limited*	Finance company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Holding company	100
MU Commercial Holdings Junior Limited	Holding company	100
MU Finance Limited	Dormant company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Retail company	100

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and RAML USA LLC which is incorporated in the United States.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

33	Events after the reporting period

33.1	Dividends

Our board of directors have announced that a semi-annual cash dividend of $0.09 per share will be paid to shareholders on 30 July 2021.

33.2	European Super League

Subsequent to 31 March 2021, Manchester United Football Club Limited announced its intended participation and subsequent withdrawal from the European Super League.

A goodwill settlement has been agreed with UEFA, including a one-off donation to an affiliated charity of UEFA and a five percent reduction of UEFA revenues generated in a single season.

A further goodwill settlement has been agreed with the Premier League and the FA, which will be reinvested into football related good causes.

33.3	Key management

On 20 April 2021, it was announced that executive vice-chairman Ed Woodward will step down from his role at the end of the 2021 calendar year.